Filed by aaiPharma Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: aaiPharma Inc.
Commission File No. 0-21185

Subject Company: CIMA LABS INC.
Commission File No. 0-24424

     In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed transaction, intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma Inc. (“aaiPharma”) and CIMA LABS INC. (“Cima”) are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, aaiPharma and Cima and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by the Holding Company, aaiPharma and Cima with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors also may access free copies of the documents filed with the SEC by aaiPharma on aaiPharma’s website at www.aaiPharma.com or upon written request to aaiPharma at its address listed above, and investors may access free copies of the documents filed with the SEC by Cima on Cima’s website at www.cimalabs.com or upon written request to Cima at its address indicated above.

     aaiPharma, Cima and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma’s stockholders in connection with the proposed merger is set forth in aaiPharma’s proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cima’s stockholders in connection with the proposed transaction is set forth in Cima’s proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information about these participants is contained in the Current Reports on Form 8-K filed by aaiPharma and Cima on August 5, 2003.

     Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

     Set forth below are written materials relating to the merger first published on or after the date hereof. These materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results, synergies and the proposed merger of aaiPharma and Cima. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed therein.

     Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and Cima to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies’ products; deterioration in the business of aaiPharma or Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies’ programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma’s and Cima’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and Cima do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Attached are (1) a communication to aaiPharma employees and (2) a press release issued by CIMA.

Following is a release issued by CIMA Labs today. This announcement does not change any previous communication from aaiPharma (please refer back to Phil's email from last week), and we are continuing to move forward under the terms of our merger agreement with CIMA.

FOR IMMEDIATE RELEASE

James Hawley, CFO CIMA LABS INC. (952) 947-8700 jim.hawley@cimalabs.com	or	Ehren Lister, Account Executive Sharon Merrill Associates, Inc. (617) 542-5300 elister@investorrelations.com

CIMA LABS RECEIVES LETTER PROPOSING BUSINESS COMBINATION

Eden Prairie, Minn., October 16, 2003 – CIMA LABS INC. (NASDAQ: CIMA) announced today that it has received an unsolicited letter from a publicly held pharmaceutical company indicating an interest “in pursuing a business combination with CIMA which will result in CIMA shareholders receiving value in the range of $30.00 per share. The consideration will consist of a combination of cash and common stock of [the pharmaceutical company] in a proportion to be mutually agreed upon by the parties.” The letter also stated that the pharmaceutical company’s proposal is “subject to conducting appropriate confirmatory due diligence.”

CIMA’s Board of Directors carefully considered this letter with its financial advisors and legal counsel. The Board of Directors concluded that there is a reasonable likelihood that the proposal would reasonably be expected to result in a superior proposal to the stock-for-stock merger contemplated with aaiPharma. CIMA has entered into a confidentiality agreement with the interested pharmaceutical company and has entered into discussions with its representatives to explore the possibility of an alternative transaction to the aaiPharma merger.

There can be no assurance that discussions with this pharmaceutical company will lead to a superior proposal or to an alternative transaction. CIMA does not currently intend to provide additional information about its discussions with this pharmaceutical company, with Cephalon or with any other party that may in the future indicate an interest in a business combination with CIMA until any such discussions have led to a superior proposal that the CIMA Board of Directors has concluded that, subject to CIMA’s obligation to aaiPharma, it is prepared to accept, or until its discussions with both the interested pharmaceutical company and Cephalon have been terminated.

CIMA also stated that its Board of Directors has not withdrawn, modified or changed its recommendation of the aaiPharma merger agreement.

The unsolicited letter announced today was received by CIMA on or about September 24, 2003. The letter stated: “This indication of interest is confidential. Public disclosure of our proposal without our prior consent will result in the withdrawal of our proposal.” CIMA received consent to disclose the proposal yesterday afternoon.

About CIMA

CIMA develops and manufactures prescription and over-the-counter products based upon its proprietary, orally disintegrating drug delivery technologies, OraSolv® and DuraSolv®. Based on these technologies, an active drug ingredient, which the company frequently taste-masks, is formulated into a new, orally disintegrating dosage form that dissolves quickly in the mouth without chewing or the need for water. CIMA’s business involves a dual operating strategy. The company develops and manufactures orally disintegrating versions of drugs for pharmaceutical company partners for whom CIMA currently produces three branded prescription pharmaceuticals and three over-the-counter brands. CIMA is also developing proprietary products utilizing its orally disintegrating technologies, as well as its new OraVescent® enhanced absorption, transmucosal drug delivery technology.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of CIMA and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about future financial and operating results, the proposed merger of aaiPharma and CIMA and the potential for the unsolicited proposal announced today to result in a proposal that the CIMA board of directors considers superior to CIMA’s proposed merger with aaiPharma. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

In any forward-looking statement in which CIMA expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. CIMA can provide no assurance that negotiations with the company submitting the September 24, 2003 letter will occur, that any negotiations begun will result in a proposal that the CIMA board of directors considers superior to CIMA’s proposed merger with aaiPharma, or that CIMA will ultimately consummate a merger transaction with either aaiPharma or the company submitting the September 24, 2003 letter. Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the interested company’s continuing interest in acquiring CIMA; the ability of aaiPharma, CIMA and/or the company submitting the September 24, 2003 letter, as applicable, to obtain the stockholder and regulatory approvals required for any proposed transaction; the ability of the surviving company in any transaction to successfully integrate the businesses of the two constituent companies; unexpected costs involved in a merger transaction between CIMA and either aaiPharma or the company submitting the September 24, 2003 letter, or the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding a merger between CIMA and either aaiPharma or the company submitting the September 24, 2003 letter on the businesses of the companies involved; the impact of competition, new data, supply issues or marketplace trends on the market for the companies’ products; a deterioration in the business of CIMA and either aaiPharma or the company submitting the September 24, 2003 letter, as applicable, prior to closing of a transaction; technical, regulatory or manufacturing issues or new data or intellectual property disputes that may affect the applicable companies’ programs; the ability of the surviving company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting CIMA’s and aaiPharma’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the Securities and Exchange Commission (SEC), including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. CIMA does not undertake any obligation to (and expressly disclaims any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Scarlet Holding Corporation, the holding company to be formed in the proposed merger of CIMA and aaiPharma, intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed merger. Investors of aaiPharma and CIMA are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, CIMA, aaiPharma and the proposed merger. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission by CIMA and aaiPharma at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or from CIMA, 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma’s website at www.aaiPharma.com and copies of the documents filed with the SEC by CIMA on CIMA’s website at www.cimalabs.com. In addition, copies may be obtained free of charge by written request to aaiPharma and CIMA at their respective addresses set forth above.

aaiPharma, CIMA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in favor of the proposed merger of CIMA and aaiPharma. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma’s stockholders in connection with the proposed merger of CIMA and aaiPharma is set forth in aaiPharma’s proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of CIMA’s stockholders in connection with the proposed merger is set forth in CIMA’s proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information regarding these individuals and any interest they have in the proposed merger of CIMA and aaiPharma will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

******************************

FOR IMMEDIATE RELEASE

James Hawley, CFO CIMA LABS INC. (952) 947-8700 jim.hawley@cimalabs.com	or	Ehren Lister, Account Executive Sharon Merrill Associates, Inc. (617) 542-5300 elister@investorrelations.com

CIMA LABS RECEIVES LETTER PROPOSING BUSINESS COMBINATION

Eden Prairie, Minn., October 16, 2003 – CIMA LABS INC. (NASDAQ: CIMA) announced today that it has received an unsolicited letter from a publicly held pharmaceutical company indicating an interest “in pursuing a business combination with CIMA which will result in CIMA shareholders receiving value in the range of $30.00 per share. The consideration will consist of a combination of cash and common stock of [the pharmaceutical company] in a proportion to be mutually agreed upon by the parties.” The letter also stated that the pharmaceutical company’s proposal is “subject to conducting appropriate confirmatory due diligence.”

CIMA’s Board of Directors carefully considered this letter with its financial advisors and legal counsel. The Board of Directors concluded that there is a reasonable likelihood that the proposal would reasonably be expected to result in a superior proposal to the stock-for-stock merger contemplated with aaiPharma. CIMA has entered into a confidentiality agreement with the interested pharmaceutical company and has entered into discussions with its representatives to explore the possibility of an alternative transaction to the aaiPharma merger.

There can be no assurance that discussions with this pharmaceutical company will lead to a superior proposal or to an alternative transaction. CIMA does not currently intend to provide additional information about its discussions with this pharmaceutical company, with Cephalon or with any other party that may in the future indicate an interest in a business combination with CIMA until any such discussions have led to a superior proposal that the CIMA Board of Directors has concluded that, subject to CIMA’s obligation to aaiPharma, it is prepared to accept, or until its discussions with both the interested pharmaceutical company and Cephalon have been terminated.

CIMA also stated that its Board of Directors has not withdrawn, modified or changed its recommendation of the aaiPharma merger agreement.

The unsolicited letter announced today was received by CIMA on or about September 24, 2003. The letter stated: “This indication of interest is confidential. Public disclosure of our proposal without our prior consent will result in the withdrawal of our proposal.” CIMA received consent to disclose the proposal yesterday afternoon.

About CIMA

CIMA develops and manufactures prescription and over-the-counter products based upon its proprietary, orally disintegrating drug delivery technologies, OraSolv® and DuraSolv®. Based on these technologies, an active drug ingredient, which the company frequently taste-masks, is formulated into a new, orally disintegrating dosage form that dissolves quickly in the mouth without chewing or the need for water. CIMA’s business involves a dual operating strategy. The company develops and manufactures orally disintegrating versions of drugs for pharmaceutical company partners for whom CIMA currently produces three branded prescription pharmaceuticals and three over-the-counter brands. CIMA is also developing proprietary products utilizing its orally disintegrating technologies, as well as its new OraVescent® enhanced absorption, transmucosal drug delivery technology.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of CIMA and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about future financial and operating results, the proposed merger of aaiPharma and CIMA and the potential for the unsolicited proposal announced today to result in a proposal that the CIMA board of directors considers superior to CIMA’s proposed merger with aaiPharma. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

In any forward-looking statement in which CIMA expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. CIMA can provide no assurance that negotiations with the company submitting the September 24, 2003 letter will occur, that any negotiations begun will result in a proposal that the CIMA board of directors considers superior to CIMA’s proposed merger with aaiPharma, or that CIMA will ultimately consummate a merger transaction with either aaiPharma or the company submitting the September 24, 2003 letter. Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the interested company’s continuing interest in acquiring CIMA; the ability of aaiPharma, CIMA and/or the company submitting the September 24, 2003 letter, as applicable, to obtain the stockholder and regulatory approvals required for any proposed transaction; the ability of the surviving company in any transaction to successfully integrate the businesses of the two constituent companies; unexpected costs involved in a merger transaction between CIMA and either aaiPharma or the company submitting the September 24, 2003 letter, or the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding a merger between CIMA and either aaiPharma or the company submitting the September 24, 2003 letter on the businesses of the companies involved; the impact of competition, new data, supply issues or marketplace trends on the market for the companies’ products; a deterioration in the business of CIMA and either aaiPharma or the company submitting the September 24, 2003 letter, as applicable, prior to closing of a transaction; technical, regulatory or manufacturing issues or new data or intellectual property disputes that may affect the applicable companies’ programs; the ability of the surviving company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting CIMA’s and aaiPharma’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the Securities and Exchange Commission (SEC), including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. CIMA does not undertake any obligation to (and expressly disclaims any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Scarlet Holding Corporation, the holding company to be formed in the proposed merger of CIMA and aaiPharma, intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed merger. Investors of aaiPharma and CIMA are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, CIMA, aaiPharma and the proposed merger. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission by CIMA and aaiPharma at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or from CIMA, 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma’s website at www.aaiPharma.com and copies of the documents filed with the SEC by CIMA on CIMA’s website at www.cimalabs.com. In addition, copies may be obtained free of charge by written request to aaiPharma and CIMA at their respective addresses set forth above.

aaiPharma, CIMA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in favor of the proposed merger of CIMA and aaiPharma. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma’s stockholders in connection with the proposed merger of CIMA and aaiPharma is set forth in aaiPharma’s proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of CIMA’s stockholders in connection with the proposed merger is set forth in CIMA’s proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information regarding these individuals and any interest they have in the proposed merger of CIMA and aaiPharma will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.